UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 30, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Appointment of Dr. Ying Huang to the Board of Directors

On December 30, 2021, Legend Biotech Corporation (the “Legend Biotech”) issued a press release announcing that Dr. Ying Huang, Legend Biotech’s Chief Executive Officer and Chief Financial Officer, has been appointed as a director to Legend Biotech’s Board of Directors. Dr. Huang will serve as a Class I director. Dr. Huang will not receive any additional compensation in connection with his service on Legend Biotech’s Board of Directors.

Ying Huang, Ph.D., has served as Legend Biotech’s Chief Executive Officer since September 2020 and as its Chief Financial Officer since July 2019. Prior to joining Legend Biotech, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang became a biotechnology analyst in 2007 and worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China.

The press release issued by Legend Biotech is attached to this Form as Exhibit 99.1.

This Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-257625 and 333-257609) and Form S-8 (File No. 333-239478).

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated December 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

December 30, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer